===============================================================================

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                              -------------------

                                   FORM 11-K

(Mark One)
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
   /x/          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1993

                                      OR

              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  / /          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   For the transition period from       to

                         Commission file number 1-8940

                              -------------------

                  Philip Morris Deferred Profit-Sharing Plan

                           (Full title of the plan)




                         PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York 10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)


===============================================================================

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                           ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

                               TABLE OF CONTENTS

                                                                 Page (s)
                                                                 --------
Report of Independent Accountants..............................      3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1993 and 1992...............................................    4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1993, 1992 and 1991............    6-8
  Notes to Financial Statements................................   9-20

Signatures.....................................................     21

Schedules:
  Schedule I - Investments as of December 31, 1993.............  S-1-9

  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
   23. Consent of Independent Accountants.
   99. Philip Morris Deferred Profit-Sharing Plan, as amended, effective January 1, 1994.

                      REPORT of INDEPENDENT ACCOUNTANTS



To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Philip Morris
     Management Committee for Employee Benefits, the Administrator and all Participants as a group
     (but not individually) of the Philip Morris
     Deferred Profit-Sharing Plan:


     We have audited the accompanying statements of financial condition of the Philip Morris Deferred Profit-Sharing Plan (the "Plan") as of December 31, 1993 and 1992, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1993, and the schedule of investments as of December 31, 1993. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. (or its delegate). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1993 and 1992, and the income and changes in plan equity for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                              COOPERS & LYBRAND

New York, New York
March 18, 1994

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1993
                           (in thousands of dollars)

                                  ----------

                                                     U.S.
                             Equity   Interest   Government                 Participants'
                              Index    Income   Obligations  Philip Morris      Loan
                              Fund      Fund        Fund       Stock Fund     Account          Total
                            --------  --------  -----------  -------------  -------------  ----------
ASSETS:
  Allocated share of
   Trust net assets         $407,374  $538,650    $33,027      $449,211       $65,664        $1,493,926
  Employer contributions
   receivable                 33,365    33,554      6,745        26,097                          99,761
  Employee contributions
   receivable                    545       580         72           559                           1,756
  Interfund receivables
   (payables)                 (1,291)    4,671     (1,066)       (2,314)                              -
  Participants' loan
   repayments receivables
   (payables)                    676       690         51           666        (2,083)                -
                            --------  --------    -------      --------       -------        ----------

     Total assets            440,669   578,145     38,829       474,219        63,581         1,595,443
                            --------  --------    -------      --------       -------        ----------

LIABILITIES:
  Distributions and
   withdrawals payable         6,585    11,509        293         9,637         1,572            29,596
  Undistributed
   participants' loans           445       319         40           229        (1,033)                -
                            --------  --------    -------      --------       -------        ----------

     Total liabilities         7,030    11,828        333         9,866           539            29,596
                            --------  --------    -------      --------       -------        ----------

     Plan equity            $433,639  $566,317    $38,496      $464,353       $63,042        $1,565,847
                            ========  ========    =======      ========       =======        ==========

     The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                        STATEMENT of FINANCIAL CONDITION
                            as of December 31, 1992
                           (in thousands of dollars)

                                  ----------

                                                   U.S.
                             Equity   Interest  Government                  Participants'
                             Index     Income   Obligations  Philip Morris      Loan
                              Fund      Fund       Fund        Stock Fund      Account       Total
                            --------  --------  -----------  -------------  -------------  ----------
ASSETS:
  Allocated share of
   Trust net assets         $371,067  $448,091    $29,311       $703,652      $61,856      $1,613,977
  Employer contributions
   receivable                 33,337    31,038      6,318         34,053                      104,746
  Employee contributions
   receivable                    526       545         67            773                        1,911
  Interfund receivables
   (payables)                  1,936     6,853        179         (8,968)                           -
  Participants' loan
   repayments receivables
   (payables)                    549       575         34            700       (1,858)              -
                            --------  --------    -------       --------      -------      ----------

     Total assets            407,415   487,102     35,909        730,210       59,998       1,720,634
                            --------  --------    -------       --------      -------      ----------

LIABILITIES:
  Distributions and
   withdrawals payable         1,195     3,012         67          2,925          171           7,370
  Undistributed
   participants' loans           398       308          8            388       (1,102)              -
                            --------  --------    -------       --------      -------      ----------

     Total liabilities         1,593     3,320         75          3,313         (931)          7,370
                            --------  --------    -------       --------      -------      ----------

     Plan equity            $405,822  $483,782    $35,834       $726,897      $60,929      $1,713,264
                            ========  ========    =======       ========      =======      ==========

     The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1993
                           (in thousands of dollars)

                                  ----------

                                                         U.S.
                                 Equity    Interest    Government                 Participants'
                                  Index     Income    Obligations  Philip Morris      Loan
                                  Fund       Fund        Fund        Stock Fund      Account       Total
                                --------   --------   -----------  -------------  -------------  ----------
ADDITIONS:
  Employer contributions        $ 33,685   $ 34,241     $ 6,107     $  25,757                    $   99,790
  Employee contributions           7,048      7,610       1,031         8,145                        23,834
  Allocated share of Trust
   investment activities:
    Interest income                    4     38,301       1,380            90       $ 4,388          44,163
    Dividend income                    1                               22,644                        22,645
    Net (depreciation)
     appreciation in
     fair value of
     investments                  39,463                     25      (198,100)                     (158,612)
                                --------   --------     -------     ---------       -------      ----------
                                  39,468     38,301       1,405      (175,366)        4,388         (91,804)
                                --------   --------     -------     ---------       -------      ----------

    Total additions               80,201     80,152       8,543      (141,464)        4,388          31,820
                                --------   --------     -------     ---------       -------      ----------

DEDUCTIONS:
  Distributions and
   withdrawals                   (40,290)   (75,258)     (4,097)      (53,254)       (6,409)       (179,308)
  General and administrative
   expenses                         (182)      (327)        (64)         (161)                         (734)
                                --------   --------     -------     ---------       -------      ----------

    Total deductions             (40,472)   (75,585)     (4,161)      (53,415)       (6,409)       (180,042)
                                --------   --------     -------     ---------       -------      ----------

Net transfers among funds         (9,702)    79,015      (1,351)      (67,962)                            -
Net transfers between plans          271        224           5           247            58             805
Participants' loans               (9,913)    (9,022)       (910)       (7,700)       27,545               -
Participants' loan repayments      7,432      7,751         536         7,750       (23,469)              -
                                --------   --------     -------     ---------       -------      ----------
    Net (deductions)
     additions                    27,817     82,535       2,662      (262,544)        2,113        (147,417)

PLAN EQUITY:
  Beginning of year              405,822    483,782      35,834       726,897        60,929       1,713,264
                                --------   --------     -------     ---------       -------      ----------
  End of year                   $433,639   $566,317     $38,496     $ 464,353       $63,042      $1,565,847
                                ========   ========     =======     =========       =======      ==========

    The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1992
                           (in thousands of dollars)

                                  ----------

                                                     U.S.
                              Equity    Interest  Government                  Participants'
                               Index     Income   Obligations  Philip Morris      Loan
                               Fund       Fund       Fund       Stock Fund       Account        Total
                             --------   --------  -----------  -------------  -------------  ----------
ADDITIONS:
  Employer contributions     $ 33,372   $ 31,137    $ 6,270       $ 34,060                   $  104,839
  Employee contributions        7,184      7,127        771          9,354                       24,436
  Allocated share of Trust
   investment activities:
    Interest income                13     33,723      1,480            221       $ 4,406         39,843
    Dividend income                 2                               21,161                       21,163
    Net appreciation
     (depreciation) in
     fair value of
     investments               27,628                     6        (24,722)                       2,912
                             --------   --------    -------       --------       -------     ----------
                               27,643     33,723      1,486         (3,340)        4,406         63,918
                             --------   --------    -------       --------       -------     ----------

    Total additions            68,199     71,987      8,527         40,074         4,406        193,193
                             --------   --------    -------       --------       -------     ----------
DEDUCTIONS:
  Distributions and
   withdrawals                (14,889)   (21,923)    (1,253)       (23,355)       (1,902)       (63,322)
  General and
   administrative expenses       (169)      (324)       (58)          (158)                        (709)
                             --------   --------    -------       --------       -------     ----------

    Total deductions          (15,058)   (22,247)    (1,311)       (23,513)       (1,902)       (64,031)
                             --------   --------    -------       --------       -------     ----------

Net transfers among funds     (42,677)     4,135       (299)        38,841                            -
Net transfers between plans        (8)        (2)                       (9)           (6)           (25)
Participants' loans           (10,051)    (8,799)      (464)       (11,427)       30,741              -
Participants' loan
 repayments                     6,876      6,447        385          8,129       (21,837)             -
                             --------   --------    -------       --------       -------     ----------

    Net additions               7,281     51,521      6,838         52,095        11,402        129,137

PLAN EQUITY:
  Beginning of year           398,541    432,261     28,996        674,802        49,527      1,584,127
                             --------   --------    -------       --------       -------     ----------
  End of year                $405,822   $483,782    $35,834       $726,897       $60,929     $1,713,264
                             ========   ========    =======       ========       =======     ==========

    The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1991
                           (in thousands of dollars)

                                  ----------

                                                         U.S.
                                 Equity    Interest   Government                  Participants'
                                  Index     Income    Obligations  Philip Morris      Loan
                                  Fund       Fund       Fund        Stock Fund       Account       Total
                                --------   --------   -----------  -------------  -------------  ----------
ADDITIONS:
  Employer contributions        $ 36,523   $ 31,544     $ 4,484      $ 29,821                    $  102,372
  Employee contributions           7,446      8,309         604         6,253                        22,612
  Allocated share of Trust
   investment activities:
    Interest income                   15     33,434       1,156           187       $ 3,877          38,669
    Dividend income                   62                               15,056                        15,118
    Net appreciation in
     fair value of
     investments                  81,023                    262       219,283                       300,568
                                --------   --------     -------      --------       -------      ----------
                                  81,100     33,434       1,418       234,526         3,877         354,355
                                --------   --------     -------      --------       -------      ----------
    Total additions              125,069     73,287       6,506       270,600         3,877         479,339
                                --------   --------     -------      --------       -------      ----------
DEDUCTIONS:
  Distributions and
   withdrawals                    (9,859)   (15,984)       (558)      (15,653)       (1,149)        (43,203)
  General and administrative
   expenses                         (150)      (321)        (52)         (147)                         (670)
                                --------   --------     -------      --------       -------      ----------
    Total deductions             (10,009)   (16,305)       (610)      (15,800)       (1,149)        (43,873)
                                --------   --------     -------      --------       -------      ----------

Net transfers among funds         (3,627)   (14,275)      3,192        14,710                             -
Net transfers between plans           75         24                       166            12             277
Participants' loans               (7,908)    (8,467)       (527)       (6,742)       23,644               -
Participants' loan repayments      6,476      6,576         339         4,654       (18,045)              -
                                --------   --------     -------      --------       -------      ----------
    Net additions                110,076     40,840       8,900       267,588         8,339         435,743

PLAN EQUITY:
  Beginning of year              288,465    391,421      20,096       407,214        41,188       1,148,384
                                --------   --------     -------      --------       -------      ----------
  End of year                   $398,541   $432,261     $28,996      $674,802       $49,527      $1,584,127
                                ========   ========     =======      ========       =======      ==========

   The accompanying notes are an integral part of these financial statements.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS

1. General Description of the Plan:

   The Philip Morris Deferred Profit-Sharing Plan (the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried and hourly employees of Philip Morris Companies Inc., (the "Company"), and certain of its domestic subsidiaries, including Philip Morris Incorporated and certain of its subsidiaries ("Philip Morris"), Miller Brewing Company and certain of its subsidiaries ("Miller"), Philip Morris Capital Corporation, Philip Morris Management Corp. and certain headquarters employees of Philip Morris International Inc., (collectively, the "Participating Companies").
   The Plan is designed to provide eligible employees with an opportunity to share in the profits of their respective Participating Companies and to invest certain of their funds in a tax-advantaged manner. Employees of Kraft General Foods, Inc. and its subsidiaries are not eligible to participate in the Plan.

   Eligible employees generally may make before-tax and after-tax contributions beginning on or after the January 1 following their respective dates of hire. Eligible employees who complete twenty-four months of accredited service are eligible to share in their Participating Company's contribution (the "Contribution") as described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

   The administration of the Plan has generally been delegated to the Corporate Employee Benefit Committee of the Company (the "Committee"), a Management Committee for Employee Benefits comprised of certain members of the Committee and the Senior Vice President, Human Resources and Administration of the Company (the "Administrator"). The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") (the Committee, the Administrator and the Investment Committee, collectively the "Fiduciaries") is responsible for the selection of the investment options in which participants invest their assets in the Plan and monitors the performance of these investment options.

   Assets of the Plan are co-invested with the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan (the "PMI Plan") and the assets of the Philip Morris Incorporated Deferred Profit-Sharing Plan for Craft Employees (the "PMI Craft Plan") in a commingled investment fund known as the Philip Morris Deferred Profit-Sharing Trust Fund (the "Trust") (see Note 7).

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

     Participants have the option of investing their Plan Accounts (see Note 4) in 10% increments in four funds:

         EQUITY INDEX FUND - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

         INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by Bankers Trust Company (the "Trustee") with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. Beginning
         January 1, 1993, the assets of the Interest Income Fund have also been invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates, but not in the event of a default of any security in the pool.

         U.S. GOVERNMENT OBLIGATIONS FUND - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits.

         PHILIP MORRIS STOCK FUND - This fund is invested in the common stock, $1 par value, of the Company (the "Common Stock") and short-term temporary investments.

     None of the foregoing funds guarantees a return to the participant. Participants may change their options up to three times during each calendar year.

     Any Contribution and participant contributions made to an Account established prior to January 1, 1992 for which no investment direction was given by the participant was invested in the Equity Index Fund. Any Contribution and participant contributions made to an Account established on and after January 1, 1992 for which no investment direction has been given are invested in the U.S. Government Obligations Fund.

     Each participant may vote all the shares of Common Stock held in his or her Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of the Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   At December 31, 1993 and 1992, there were 13,817 and 14,515 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                              December 31,
                                             --------------
                                              1993    1992
                                             ------  ------
     Equity Index Fund                        9,181   9,659
     Interest Income Fund                     8,505   8,490
     U.S. Government Obligations Fund         2,179   1,881
     Philip Morris Stock Fund                11,157  12,737

   Each participant is at all times fully vested in the balance of all of his or her Accounts, which includes a Company Account and may include a Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts.

2. Summary of Significant Accounting Policies:

   Valuation of Trust Investments:

     Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

     Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

     Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

     Short-term temporary investments are generally carried at cost, which approximates fair value.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   Investment Transactions and Investment Income of the Trust:

     Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

     In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation of investments held at year-end (see Note 8).

3. Contributions:

   The Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula noted below. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

   For the fiscal year ended December 31, 1993 and for each of the two preceding years, the Contribution was an amount equal to the lesser of (1) three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans, less the amounts allocated for participants in the PMI Plan and the PMI Craft Plan and (2) fifteen percent of the aggregate participant compensation as defined by the Plan.

   Beginning in the fiscal year ending December 31, 1994, the Contribution on behalf of eligible employees of Philip Morris who have met the twenty-four month service requirement will be an amount equal to the lesser of (1) three percent of Operating Profit (defined below), less the amounts allocated for participants in the PMI Plan and the PMI Craft Plan and (2) fifteen percent of the aggregate participant compensation for such year of the participants employed by Philip Morris among whom the Contribution is to be allocated.
   The Contribution on behalf of eligible employees of Miller who have met the twenty-four month service requirement is an amount equal to the lesser of (1) three percent of Operating Profit, and (2) fifteen percent of the aggregate participant compensation for such year of the participants employed by Miller among whom the Contribution is to be allocated.

   The Contribution by Philip Morris, expressed as a percentage of aggregate participant compensation, is allocated ratably among participants (the "Philip Morris Contribution Percentage") according to their individual compensation. The Contribution by Miller, expressed as a percentage of aggregate participant compensation, is allocated ratably among participants (the "Miller Contribution Percentage") according to their individual compensation.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   Beginning in the fiscal year ending December 31, 1994, the Contribution on behalf of eligible employees of any other Participating Company is the greater of (1) the Philip Morris Contribution Percentage, or (2) the Miller Contribution Percentage, multiplied in either case by aggregate participant compensation for such year of the participants of these other Participating Companies. The aggregate Contributions to the Plan and the contributions to the PMI Plan and the PMI Craft Plan may not be more than three percent of consolidated earnings of the Company and its subsidiaries before income taxes and cumulative effect of any accounting change and provisions for deferred profit-sharing and incentive compensation plans.

   Operating Profit is defined as the earnings of Philip Morris or Miller, as the case may be, before cumulative effect of any accounting changes, discontinued operations and extraordinary items, interest and other debt expense, income taxes, amortization of goodwill, minority interest, unallocated corporate expenses, the amount of any deduction used in computing such earnings for the Contribution to the Plan and the contributions to the PMI Plan and the PMI Craft Plan and contributions to any incentive compensation plan.

   However, due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly paid individuals are not contributed to the Trust but are instead recorded as liabilities of the Participating Companies.

   No contribution is required from any participant under the Plan.
   Participants may make contributions on a before-tax and after-tax basis to the Plan. If a participant has not made the maximum after-tax contribution, he or she may, subject to certain statutory limits, make a lump sum contribution which may not exceed the maximum amount of personal after-tax contributions permitted for all calendar years after January 1, 1971 in which he or she was a participant, less the aggregate of all of such contributions previously made. The percentage of compensation available for these contributions varies from year-to-year in order that the aggregate contributions actually made by participants do not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1993, a participant's before-tax contribution was limited to $8,994; for 1994, each participant's before-tax contribution will be limited to $9,240, with a limitation in each year of eight percent of compensation on the total amount of before-tax and after-tax contributions.

   While the Participating Companies have not expressed any intent to discontinue making the Contribution, they are free to do so at any time. The Contribution and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

   The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for a Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of
   (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs and
   (b) ten percent of the participants' applicable annual compensation.

4. Valuation of Participant Accounts:

   The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

     Account                      Source
     -------                      ------

     Company Account              Contributions

     Personal Before-Tax Account  Before-tax contributions

     Personal After-Tax Account   After-tax contributions

     Rollover Account             Amounts transferred, directly or indirectly,
                                  from another plan qualified under
                                  Section 401(a) of the Code

     PAYSOP Account               The account balance transferred from the
                                  Philip Morris Employee Stock Ownership
                                  Plan to the Plan

     Loan Account                 Outstanding loans obtained from the Plan

   At the end of each month, the Trustee determines the current fair value of each fund in the Trust. The fair value of each participant's share in the Trust is determined with respect to their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts on the basis of their proportionate share in each fund.

5. Withdrawals and Distributions:

   Participants may make withdrawals against their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts in accordance with the provisions outlined in the Plan.

   All withdrawals by participants are subject to approval of the Committee
   (or other administrator of the Plan acting pursuant to the Committee's delegated authority) and will not be permitted if they would have the effect of disqualifying the Plan and the related Trust from exemption from taxation.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

   Distributions are made only in the event that a person ceases to be a participant. Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to his or her Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Participants' Loans:

   The loan program permits participants to borrow from their Company, Personal Before-Tax, Personal After-Tax, Rollover and PAYSOP Accounts under the Plan in accordance with the provisions outlined in the Plan.

   A participant's Loan Account equals the principal amount of his or her loans outstanding. The principal amount of loan repayments reduce the Loan Account and are added back to the participant's Accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the funds according to the participant's current investment authorization.

   Participants' loans are carried at the original principal amount less principal repayments. Participants' loan repayments receivable represent amounts withheld by the Companies from participants' compensation and not yet remitted to the Plan. Amounts to be disbursed under employee loan agreements are recorded as undistributed participants' loans as of the loan agreement date.

7. Investments Held by the Trust:

   In 1993 and 1992, $805 and ($25) were transferred, respectively, between the Plan and the PMI Plan and the PMI Craft Plan as a result of employees being transferred between hourly and salaried status.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's allocated share of the Trust and its allocated share of the net assets of each fund in the Trust at December 31, 1993 and 1992 was:

                                              1993   1992
                                              ----   ----
      Trust                                    68%    69%

      Equity Index Fund                        67%    65%
      Interest Income Fund                     65%    66%
      U.S. Government Obligations Fund         49%    58%
      Philip Morris Stock Fund                 76%    76%
      Participants' Loan Account               61%    60%

   The Plan's allocated share of the Trust's investment activities for the years ended December 31, 1993, 1992 and 1991 was 87%, 63% and 74%, respectively.

   Taxes and fees incurred by the Trust and certain costs of administering the Plan and Trust are paid by the Trust. Other expenses, including expenses for legal services, have been paid by the Participating Companies, unless the Participating Companies direct that all or a portion of such expenses be borne by the Trust. Effective January 1, 1993, most payments to third parties for expenses in connection with the administration of the Plan are paid by the Trust.

   Investments that represented five percent or more of total Trust assets as of December 31, 1993 and 1992 were:


                                                 1993      1992
                                               --------  --------
      Philip Morris Stock Fund
        Common Stock                           $583,717  $918,694

      GEBT Equity Index Fund                   $611,007  $567,535

      Massachusetts Mutual Life Insurance Co.  $114,812         -

   The GEBT Equity Index Fund currently includes the Common Stock.

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

  At December 31, 1993 and 1992 the financial position of the Trust was:

                                           1993        1992
                                        ----------  ----------
Assets:
  Investments at fair value:
    Equity Index Fund:
      GEBT Equity Index Fund
       (cost $378,818 and $361,585)     $  611,007  $  567,535
      Short-term temporary investments
       (cost approximates fair value)        1,632          27
    Philip Morris Stock Fund:
      Common stock
       (cost $391,987 and $424,157)        583,717     918,694
      Short-term temporary investments
       (cost approximates fair value)        1,012         114
    Interest Income Fund:
      Investment contracts
       (cost approximates fair value)      814,023     652,575
      Short-term temporary investments
       (cost approximates fair value)       11,879      29,692
    U.S. Government Obligations Fund:
      Federal agency obligations
       (cost $12,240 and $16,607)           12,290      16,746
      Government securities
       (cost $40,047 and $25,141)           40,050      25,556
      Corporate obligations
       (cost $1,636)                         1,660           -
      Short-term temporary investments
       (cost approximates fair value)       13,240       7,700
    Participants' Loan Account:
      Loans to participants                106,306     101,611
                                        ----------  ----------
        Total investments                2,196,816   2,320,250

  Receivables:
    Interest income                          1,071       1,033
    Dividend income                          6,898       7,773
                                        ----------  ----------
        Total assets                     2,204,785   2,329,056

Liabilities:
    Other payables                             363          22
                                        ----------  ----------
        Net assets                      $2,204,422  $2,329,034
                                        ==========  ==========

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                (In thousands of dollars, except per unit data)
                                  (Continued)

  The changes in the Trust net assets for the years ended December 31, 1993, 1992 and 1991 were:

                                            1993         1992         1991
                                         ----------   ----------   ----------
Receipts from constituent plans:
  Employer contributions                 $  169,173   $  164,444   $  160,507
  Employee contributions                     30,289       31,496       29,178

Investment activities:
  Interest                                   60,694       54,772       53,305
  Dividends                                  30,052       27,537       18,776
  Interest on participant loans               7,199        7,586        7,109
                                         ----------   ----------   ----------
                                             97,945       89,895       79,190
Net (depreciation) appreciation
 in fair value of investments              (203,526)      11,303      399,096
                                         ----------   ----------   ----------
  Net investment activities                (105,581)     101,198      478,286

Deductions:
  Distributions and withdrawals            (217,387)     (82,158)     (62,645)
  General and administrative
   expenses                                  (1,106)      (1,060)        (982)
                                         ----------   ----------   ----------

(Decrease) increase in Trust net assets    (124,612)     213,920      604,344
Net assets:
  Beginning of year                       2,329,034    2,115,114    1,510,770
                                         ----------   ----------   ----------
  End of year                            $2,204,422   $2,329,034   $2,115,114
                                         ==========   ==========   ==========

  The number of employee participation units and the net asset value per unit for the funds at December 31, 1993 and 1992 were:

                                                U.S.
                          Equity   Interest  Government                  Participants'
                          Index     Income   Obligations  Philip Morris      Loan
                           Fund      Fund       Fund       Stock Fund       Account       Total
                         --------  --------  -----------  -------------  -------------  ----------
1993:
  Net assets             $612,574  $825,882    $67,656       $591,415      $106,895     $2,204,422
  Number of
   participation units    146,575   293,146     29,406        175,318
  Net asset value per
   unit                   $4.1793   $2.8173    $2.3008        $3.3734

1992:
  Net assets             $567,525  $682,325    $50,320       $926,599      $102,265     $2,329,034
  Number of
   participation units    152,461   265,608     23,516        209,831
  Net asset value per
   unit                   $3.7224   $2.5689    $2.1398        $4.4159

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Continued)

8. Net (Depreciation) Appreciation in Fair Value of Trust Investments:

   The realized gains and losses on disposals and changes in unrealized appreciation of investments in the Trust for the years ended December 31, 1993, 1992 and 1991 were:

                                       U.S.
                           Equity   Government
                           Index    Obligations   Philip Morris
                            Fund       Fund        Stock Fund      Total
                          --------  -----------   -------------  ---------
1993
- ----
Realized gains:
  Proceeds                $120,081    $465,701      $256,282      $842,064
  Cost                      87,110     465,217       216,219       768,546
                          --------    --------      --------      --------
    Net realized gains      32,971         484        40,063        73,518
                          --------    --------      --------      --------

Unrealized appreciation:
  Beginning of year        205,950         554       494,536       701,040
  End of year              232,189          78       191,729       423,996
                          --------    --------      --------      --------
    (Decrease) increase     26,239        (476)     (302,807)     (277,044)
                          --------    --------      --------      --------

Net (depreciation)
 appreciation in fair
 value of investments     $ 59,210    $      8     ($262,744)    ($203,526)
                          ========    ========      ========      ========


1992
- ----
Realized gains:
  Proceeds                $169,470    $ 97,959      $232,729      $500,158
  Cost                     141,824      97,889       216,234       455,947
                          --------    --------      --------      --------
    Net realized gains      27,646          70        16,495        44,211
                          --------    --------      --------      --------

Unrealized appreciation:
  Beginning of year        191,418         433       542,097       733,948
  End of year              205,950         554       494,536       701,040
                          --------    --------      --------      --------
    (Decrease) increase     14,532         121       (47,561)      (32,908)
                          --------    --------      --------      --------

Net appreciation
 (depreciation) in fair
 value of investments     $ 42,178    $    191     ($ 31,066)     $ 11,303
                          ========    ========      ========      ========

                   PHILIP MORRIS DEFERRED PROFIT-SHARING PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (In thousands of dollars)
                                  (Concluded)

                                          U.S.
                             Equity    Government
                             Index    Obligations   Philip Morris
                              Fund        Fund       Stock Fund     Total
                            --------  ------------  -------------  --------
1991
- ----
Realized gains (losses):
  Proceeds                  $132,878     $207,260      $ 91,958    $432,096
  Cost                       121,248      207,265        87,070     415,583
                            --------     --------      --------    --------
    Net realized gains
     (losses)                 11,630           (5)        4,888      16,513
                            --------     --------      --------    --------

Unrealized appreciation:
  Beginning of year           74,298          109       276,958     351,365
  End of year                191,418          433       542,097     733,948
                            --------     --------      --------    --------
    Increase                 117,120          324       265,139     382,583
                            --------     --------      --------    --------

Net appreciation
 in fair value of
 investments                $128,750     $    319      $270,027    $399,096
                            ========     ========      ========    ========

9. Tax Status:

   The U.S. Treasury Department has determined that the Plan, as amended and in effect as of January 1, 1988, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended several times since that date. These amendments have been drafted to comply with the provisions of the Code applicable to qualified plans. The Fiduciaries believe that the Plan, as so amended, continues to comply with the applicable provisions of the Code and that the Plan continues to be administered in accordance with the applicable provisions of the Code.

   Participants will not be subject to income tax on the Contribution and before-tax contributions made on their behalf by the Participating Companies, nor on earnings credited to their Accounts until withdrawn or distributed.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Corporate Employee Benefit Committee of Philip Morris Companies Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                             PHILIP MORRIS DEFERRED
                                               PROFIT-SHARING PLAN
                                                  (Name of Plan)



                                    By         /s/ JOHN J. TUCKER
                                       ------------------------------------
                                           John J. Tucker, Chairman,
                                       Corporate Employee Benefit Committee
                                         of Philip Morris Companies Inc.

Date:  April 12, 1994

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                       Column B        Column C      Column D
          --------                                    ---------------  ------------  ------------
                                                        Face Amount        Cost
                                                         or Number       Basis of
Name of Issuer and Title of Issue                     of Shares/Units   Investments   Fair Value
- ---------------------------------                     ---------------  ------------  ------------
EQUITY INDEX FUND  --  27.9%

GEBT Equity Index Fund  --  27.8%                           618,021    $378,818,123  $611,006,755

Short-Term Investments  --  0.1%

GEBT Short-Term Investment Fund                           1,631,940       1,631,940     1,631,940
                                                                       ------------  ------------
    Total Equity Index Fund                                             380,450,063   612,638,695
                                                                       ------------  ------------
PHILIP MORRIS STOCK FUND  --  26.6%

Common Stock  --  26.5%

Tobacco  --  26.5%

Philip Morris Companies Inc.                             10,493,784     391,987,263   583,716,735

Short-Term Investments  --  0.1%

GEBT Short-Term Investment Fund                           1,011,925       1,011,925     1,011,925
                                                                       ------------  ------------
    Total Philip Morris Stock Fund                                      392,999,188   584,728,660
                                                                       ------------  ------------
INTEREST INCOME FUND  --  37.6%

Investment Contracts  -- 37.1%

Participation Contracts With Institutions  --  28.7%

Confederation Life Insurance Company
  No. GA-61554  9.40%
  matures  1/11/94                                       10,910,420      10,910,420    10,910,420
John Hancock Mutual Life Insurance
  Company  GAC No. 5430  8.44%
  matures  3/1/94                                         7,196,154       7,196,154     7,196,154
New York Life
  No. GA 20012  6.07%
  matures  3/31/94                                       26,854,209      26,854,209    26,854,209
John Hancock Mutual Life Insurance
  Company  No. 5486  9.02%
  matures  4/1/94                                         5,339,175       5,339,175     5,339,175
John Hancock Mutual Life Insurance
  Company  No.  5292  8.90%
  matures  4/1/94 and 10/1/94                             4,378,742       4,378,742     4,378,742

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                        Column B        Column C     Column D
          --------                                     ---------------  -----------  -----------
                                                         Face Amount        Cost
                                                          or Number       Basis of
Name of Issuer and Title of Issue                      of Shares/Units  Investments   Fair Value
- ---------------------------------                      ---------------  -----------  -----------
Participation Contracts with Institutions (continued)

Penn Mutual Life Insurance Company
  No. GVC-90603  9.30%
  matures  4/4/94                                         1,955,825     $ 1,955,825  $ 1,955,825
Provident National Assurance
  Company  No. 27-04253A2  8.52%
  matures  5/1/94                                         5,789,888       5,789,888    5,789,888
CNA Insurance Company
  GP 12276  8.9%
  matures  6/1/94                                         4,103,339       4,103,339    4,103,339
Allstate Life Insurance Company
  No. GA-4603  9.18%
  matures  12/31/94                                       5,407,852       5,407,852    5,407,852
Crown Life Insurance Company
  No. 9001285  9.34%
  matures  1/12/95                                        4,022,269       4,022,269    4,022,269
Crown Life Insurance Company
  No. 9001294  8.54%
  matures  2/11/95                                        3,842,244       3,842,244    3,842,244
Crown Life Insurance Company
  No. 9001301  9.00%
  matures  3/23/95                                        5,674,458       5,674,458    5,674,458
Prudential Asset Management Company
  No. 5880  9.42%
  matures  3/31/95                                        8,221,450       8,221,450    8,221,450
Crown Life Insurance Company
  GAC No.  9002410  9.10%
  matures  10/12/95                                       2,380,323       2,380,323    2,380,323
John Hancock Mutual Life Insurance
  Company GAC No. 4688  8.54%
  matures  10/31/95                                       4,162,251       4,162,251    4,162,251
Metropolitan Life Insurance Company
  GAC No. 9893-9  9.32%
  matures  11/1/95                                       17,070,555      17,070,555   17,070,555
Massachusetts Mutual Life Insurance
  Company  No.  6200  9.20%
  matures  3/1/96                                        15,616,681      15,616,681   15,616,681
CNA Insurance Company
  GP 35000-B   4.71%
  matures  3/8/96                                           259,573         259,573      259,573
Provident National Assurance
  Company  No. 0270425303A  8.93%
  matures  3/15/96                                       32,255,030      32,255,030   32,255,030

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

          Column A                                          Column B       Column C     Column D
          --------                                       ---------------  -----------  -----------
                                                           Face Amount        Cost
                                                            or Number       Basis of
Name of Issuer and Title of Issue                        of Shares/Units  Investments   Fair Value
- ---------------------------------                        ---------------  -----------  -----------
Participation Contracts with Institutions (continued)

Massachusetts Mutual Life Insurance
  Company  No.  6280  9.55%
  matures  6/30/96                                          14,375,226    $14,375,226  $14,375,226
Prudential Insurance Company of
  America  No. GA 5905-213  9.50%
  matures  8/31/96                                           6,344,487      6,344,487    6,344,487
Massachusetts Mutual Life Insurance
  Company  No. PGIC-10403  6.63%
  matures  9/30/96                                          84,820,619     84,820,619   84,820,619
Metropolitan Life Insurance Company
  No. 12861  6.62%
  matures  12/31/96                                         57,264,268     57,264,268   57,264,268
Prudential Asset Management Company
  No.  5905-215  9.19%
  matures  12/31/96                                         16,378,500     16,378,500   16,378,500
Prudential Insurance Company of America
  No.  5905-211  8.29%
  matures  2/1/97                                            6,614,912      6,614,912    6,614,912
John Hancock Mutual Life Insurance
  Company  GAC No. 6435  7.69%
  matures  7/15/97                                          27,087,283     27,087,283   27,087,283
Bank of America
  No. 212  9.47%
  matures  7/31/97                                          20,882,137     20,882,137   20,882,137
Hartford Life Insurance Company
  GA No. 9067  8.60%
  matures  9/30/97                                          31,868,878     31,868,878   31,868,878
Prudential Life Insurance Company
  No.  5905-216  9.45%
  matures  9/30/97                                          20,694,588     20,694,588   20,694,588
Commonwealth Life Insurance Company
  No. 00343 FR  8.68%
  matures  2/28/98                                          23,595,435     23,595,435   23,595,435
New York Life Insurance Company
  No. 06121  8.50%
  matures  3/1/98                                           43,102,697     43,102,697   43,102,697
Principal Mutual Life Insurance
  Company  GAC No. 748-112  8.87%
  matures  5/1/98                                           57,115,186     57,115,186   57,115,186
Allstate Life Insurance Company
  No. GA-5421  6.47%
  matures  4/7/99                                           26,263,746     26,263,746   26,263,746

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

            Column A                              Column B       Column C     Column D
            --------                          ---------------  ------------  ------------
                                                Face Amount        Cost
                                                 or Number       Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments   Fair Value
- ---------------------------------             ---------------  ------------  ------------
Participation Contracts with Institutions
(continued)

Principal Mutual Life Insurance Company
  GAC No. 3-748-114       5.82%
  matures  9/6/99                                 24,093,171   $ 24,093,171  $ 24,093,171
Security Life of Denver
  No.  FA 0147            9.10%
  matures  12/31/99                                4,639,878      4,639,878     4,639,878
                                                               ------------  ------------
    Total Contracts                                             630,581,449   630,581,449
                                                               ------------  ------------
Financial Institution Pools  --  8.4%

Provident Life & Accident
  GAC No. 63005580        5.50%
  GEBT Short-Term Investment Fund                    456,719        456,719       456,719
  Federal Home Loan Mtg. Corporation
   matures    9/15/2002   4.85%                    2,471,000      2,505,487     2,505,487
  Federal Home Loan Mtg. Corporation
   matures    1/15/2008   5.78%                    2,471,000      2,454,461     2,454,461
  Federal Home Loan Mtg. Corporation
   matures    9/15/2008   6.00%                    2,306,826      2,369,906     2,369,906
  Federal Home Loan Mtg. Corporation
   matures   10/15/2008   5.90%                    2,807,056      2,817,611     2,817,611
  Federal National Mortgage Association
   matures    6/25/2013   5.00%                    2,273,320      2,302,817     2,302,817
  Federal National Mortgage Association
   matures   11/25/2013   5.50%                    2,471,000      2,476,314     2,476,314
  Federal National Mortgage Association
   matures    3/25/2018   5.75%                    2,471,000      2,515,972     2,515,972
  Federal National Mortgage Association
   matures    9/25/2019   5.50%                    2,471,000      2,446,200     2,446,200
  Federal National Mortgage Association
   matures   10/25/2022   5.40%                    2,619,260      2,696,999     2,696,999
  Federal National Mortgage Association Pool
   matures     4/1/2023   6.50%                    2,471,000      2,494,845     2,494,845
  Federal National Mortgage Association
   matures    8/25/2023   3.00%                    2,767,520      2,412,253     2,412,253
  Federal Home Loan Mtg. Corporation
   matures   10/15/2023   7.00%                    2,386,408      2,473,672     2,473,672
                                                               ------------  ------------
Total Provident Life & Accident Contract                         30,423,256    30,423,256
                                                               ------------  ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

             Column A                             Column B       Column C      Column D
             --------                         ---------------  -----------  -----------
                                                Face Amount       Cost
                                                 or Number       Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments   Fair Value
- ---------------------------------             ---------------  -----------  -----------
Financial Institution Pools (continued)

National Westminster Bank
  No. SAM 0104A           5.80%
  GEBT Short-Term Investment Fund                   27,647     $    27,647  $    27,647
  Federal Home Loan Mtg. Corporation
   matures    6/15/99     6.00%                  3,312,750       3,319,611    3,319,611
  Federal National Mortgage Association
   matures    6/25/2005   6.25%                  1,766,800       1,789,818    1,789,818
  Federal Home Loan Mtg. Corporation
   matures    8/15/2005   6.25%                    883,400         905,806      905,806
  Federal National Mortgage Association
   matures    8/25/2005   6.00%                    386,488         386,432      386,432
  Federal National Mortgage Association
   matures    8/25/2005   6.00%                  2,738,540       2,742,466    2,742,466
  Federal National Mortgage Association
   matures   11/25/2005   7.00%                  4,858,700       5,048,475    5,048,475
  Federal Home Loan Mtg. Corporation
   matures    3/15/2007   6.75%                  1,325,100       1,376,028    1,376,028
  Federal Home Loan Mtg. Corporation
   matures    5/15/2007   6.25%                  2,142,245       2,156,606    2,156,606
  Federal Home Loan Mtg. Corporation
   matures    4/15/2008   6.50%                    552,125         557,865      557,865
  Federal Home Loan Mtg. Corporation
   matures    8/15/2008   6.50%                  2,766,812       2,809,573    2,809,573
  Federal Home Loan Mtg. Corporation
   matures    4/15/2011   5.00%                  1,766,800       1,777,527    1,777,527
  Federal National Mortgage Association
   matures    8/25/2012   5.60%                  1,181,548       1,192,563    1,192,563
  Federal National Mortgage Association
   matures    8/25/2013   6.70%                  3,091,900       3,118,713    3,118,713
  Federal National Mortgage Association
   matures    9/25/2015   6.00%                  1,766,800       1,811,239    1,811,239
  Federal Home Loan Mtg. Corporation
   matures   12/15/2015   6.50%                  2,142,245       2,204,487    2,204,487
  Federal National Mortgage Association
   matures    6/25/2016   5.70%                  3,268,580       3,315,866    3,315,866
  Federal National Mortgage Association
   matures    7/25/2016   5.65%                  1,753,549       1,772,739    1,772,739
  Federal National Mortgage Association
   matures    6/15/2018   7.00%                    234,101         246,850      246,850
  Federal National Mortgage Association
   matures    1/25/2020   7.00%                  3,091,900       3,223,115    3,223,115
  Federal Home Loan Mtg. Corporation
   matures    5/15/2021   6.50%                    574,210         562,202      562,202
                                                               -----------  -----------
Total National Westminster Bank Contract                        40,345,628   40,345,628
                                                               -----------  -----------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

             Column A                             Column B      Column C     Column D
             --------                         ---------------  -----------  ----------
                                                Face Amount       Cost
                                                 or Number      Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments  Fair Value
- ---------------------------------             ---------------  -----------  ----------
Financial Institution Pools (continued)

Commonwealth Life Insurance Company
  No. ADA 00043 TR        6.04%
  GEBT Short-Term Investment Fund                 1,365,691     $1,365,691  $1,365,691
  Standard Credit Card Master Trust
   matures      7/7/95    5.88%                   2,500,000      2,618,963   2,618,963
  U. S. Treasury Note
   matures    11/15/96    7.25%                   1,200,000      1,293,452   1,293,452
  U. S. Treasury Note
   matures    10/31/98    4.75%                   3,325,000      3,282,022   3,282,022
  MBNA Master Credit Card Trust
   matures     8/15/99    6.20%                   2,500,000      2,582,879   2,582,879
  Federal National Mortgage Association
   matures    9/9/2003    5.97%                     275,000        279,397     279,397
  Federal National Mortgage Association
   matures   5/25/2004    6.50%                   6,000,000      6,170,499   6,170,499
  Federal Home Loan Mtg. Corporation
   matures   2/15/2005    6.65%                   5,000,000      5,131,789   5,131,789
  Federal National Mortgage Association
   matures   5/25/2005    6.70%                   5,000,000      5,141,438   5,141,438
  Federal Home Loan Mtg. Corporation
   matures   8/15/2005    6.70%                   5,000,000      5,127,826   5,127,826
  Federal Home Loan Mtg. Corporation
   matures   4/15/2006    6.75%                   5,795,000      5,937,365   5,937,365
  Federal National Mortgage Association
   matures   4/25/2006    6.25%                   5,000,000      4,999,292   4,999,292
  Federal National Mortgage Association
   matures   8/25/2006    6.00%                   5,000,000      4,928,175   4,928,175
  Federal Home Loan Mtg. Corporation
   matures  11/15/2007    5.50%                   7,750,000      7,814,068   7,814,068
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                   2,095,930      2,101,514   2,101,514
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                   1,483,193      1,524,108   1,524,108
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                     500,000        501,333     501,333
  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                     106,589        109,530     109,530
  Federal National Mortgage Association Pool
   matures    2/1/2009   7.00%                      980,000      1,007,034   1,007,034

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

            Column A                                      Column B       Column C      Column D
            --------                                  ---------------  ------------  ------------
                                                        Face Amount        Cost
                                                         or Number       Basis of
Name of Issuer and Title of Issue                     Of Shares/Units  Investments    Fair Value
- ---------------------------------                     ---------------  ------------  ------------
Financial Institution Pools (continued)

  Federal National Mortgage Association Pool
   matures    2/1/2009    7.00%                          2,450,000     $  2,517,585  $  2,517,585
  Federal National Mortgage Association
   matures   7/25/2011    5.50%                          7,283,300        7,304,656     7,304,656
  Federal Home Loan Mtg. Corporation
   matures  12/15/2011    5.25%                          5,000,000        4,985,768     4,985,768
  Federal Home Loan Mtg. Corporation
   matures   5/15/2018    6.00%                          2,500,000        2,529,506     2,529,506
  Federal Home Loan Mtg. Corporation
   matures  12/15/2018    6.00%                          2,500,000        2,498,770     2,498,770
  Federal Home Loan Mtg. Corporation
   matures   1/25/2019    6.25%                          2,000,000        1,991,623     1,991,623
                                                                       ------------  ------------
Total Commonwealth Life Insurance Company Contract                       83,744,283    83,744,283
                                                                       ------------  ------------
CNA Insurance Company
  GP 35000                5.85%
  Federal Home Loan Mtg. Corporation
   matures   8/15/2001    4.00%                          4,000,000        3,961,032     3,961,032
  Federal Home Loan Mtg. Corporation
   matures  11/15/2003    5.50%                          5,000,000        4,955,955     4,955,955
  Federal National Mortgage Association
   matures   1/25/2006    7.00%                          3,500,000        3,623,291     3,623,291
  Federal Home Loan Mtg. Corporation Pool
   matures    6/1/2008    7.00%                          5,672,310        5,821,103     5,821,103
  Federal Home Loan Mtg. Corporation Pool
   matures    7/1/2008    7.00%                            757,077          776,932       776,932
  Federal Home Loan Mtg. Corporation
   matures   5/15/2014    5.40%                          5,057,235        4,999,723     4,999,723
  Federal National Mortgage Association
   matures  12/25/2018    4.75%                          5,000,000        4,790,079     4,790,079
                                                                       ------------  ------------
Total CNA Insurance Company Contract                                     28,928,115    28,928,115
                                                                       ------------  ------------
    Total Pools                                                         183,441,282   183,441,282
                                                                       ------------  ------------
Total Investment Contracts                                              814,022,731   814,022,731
                                                                       ------------  ------------
Short-term Investments  --  0.5%

GEBT Short-Term Investment Fund                         11,879,283       11,879,283    11,879,283
                                                                       ------------  ------------
    Total Interest Income Fund                                          825,902,014   825,902,014
                                                                       ------------  ------------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

             Column A                            Column B       Column C     Column D
             --------                         ---------------  -----------  -----------
                                                Face Amount       Cost
                                                 or Number      Basis of
Name of Issuer and Title of Issue             of Shares/Units  Investments  Fair Value
- ---------------------------------             ---------------  -----------  -----------
U.S. GOVERNMENT OBLIGATIONS FUND  --  3.1%

Government Securities  --  1.8%

United States Treasury Notes
  3.875% due  3/31/95                            20,000,000    $20,006,250  $20,006,200
United States Treasury Notes
  4.125% due  5/31/95                            20,000,000     20,040,625   20,043,800
                                                               -----------  -----------
    Total Government Securities                                 40,046,875   40,050,000
                                                               -----------  -----------
Federal Agency Obligations  --  0.6%

Federal Home Loan Mtg Corp.
  Multiclass Mtg Partn CTFS GTD SER
  1317 CL 1317-A Prin Only 1/15/97                  349,859        334,334      349,859
Federal Home Loan BKS
  CONS BD  4.0%  1/21/97                          5,000,000      5,009,900    5,008,000
Federal Home Loan Mtg Corporation
  Multiclass Mtg Partn CTFS GTD
  SER 1304 CL 1304-F Var Rt 6/15/97               2,453,254      2,453,254    2,470,869
Federal Nat'l Mtg Association
  GTD Remic Pass Thru CTF Remic TR
  1992-106 CL-F Var Rate 6/25/99                    545,214        542,488      544,358
Federal Home Loan Mtg Corporation
  Multiclass Mtg Partn CTFS GTD
  SER 1296 CL 1296-I Var Rt 7/15/99               2,353,394      2,343,098    2,351,923
Federal Home Loan Mtg Corp.
  Multiclass Mtg Partn CTF GTD
  SER 1329 CL 1329-FA Var Rt 8/15/99              1,556,686      1,556,443    1,565,435
                                                               -----------  -----------
    Total Federal Agency Obligations                            12,239,517   12,290,444
                                                               -----------  -----------
Corporate Obligations  --  0.1%

Merrill Lynch  SAM/FNMA
  Pool #41732  V/R Series 87-3
  9.92%  2/2/2027                                 1,660,325      1,636,457    1,660,325
                                                               -----------  -----------
    Total Corporate Obligations                                  1,636,457    1,660,325
                                                               -----------  -----------

                PHILIP MORRIS DEFERRED PROFIT-SHARING TRUST FUND

                SCHEDULE I - INVESTMENTS as of December 31, 1993

            Column A                              Column B        Column C        Column D
            --------                          ---------------  --------------  --------------
                                                Face Amount          Cost
                                                 or Number         Basis of
Name of Issuer and Title of Issue             of Shares/Units    Investments     Fair Value
- ---------------------------------             ---------------  --------------  --------------
Short-Term Investments  --  0.6%

GEBT Short-Term Investment Fund                 13,239,594     $   13,239,594  $   13,239,594
                                                               --------------  --------------
    Total U.S. Government Obligations Fund                         67,162,443      67,240,363
                                                               --------------  --------------
PARTICIPANTS' LOAN ACCOUNT  --  4.8%

Participants' Loans                                               106,306,455     106,306,455
                                                               --------------  --------------
    TOTAL INVESTMENTS                                          $1,772,820,163  $2,196,816,187
                                                               ==============  ==============